SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Yatsen Holding Limited

(Name of Issuer)

Class A ordinary shares, US$0.00001 par value per share

(Title of Class of Securities)

985194109**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 985194109 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on New York Stock Exchange under the symbol “YSG.” Each ADS represents four Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Maybe Cat Holding Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 110,936,198 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 110,936,198 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 110,936,198 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 5.7% (2)

12	Type of Reporting Person CO

____________

(1)Represents 2 Class A ordinary shares and 27,734,049 ADSs directly held by Maybe Cat Holding Limited, which ADSs represent 110,936,196 Class A ordinary shares.

(2)Calculated based on a total of 1,938,303,919 Class A ordinary shares of the Issuer outstanding as of December 31, 2021.

1	Name of Reporting Person Yuwen Chen

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 110,936,198 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 110,936,198 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 110,936,198 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 5.7% (2)

12	Type of Reporting Person IN

____________

(1)Represents 2 Class A ordinary shares and 27,734,049 ADSs directly held by Maybe Cat Holding Limited, a British Virgin Islands company wholly-owned by Mr. Yuwen Chen, which ADSs represent 110,936,196 Class A ordinary shares.

(2)Calculated based on a total of 1,938,303,919 Class A ordinary shares of the Issuer outstanding as of December 31, 2021.

Item 1(a).	Name of Issuer: Yatsen Holding Limited (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: No. 30, w 9th Street, Haizhutongchuanghui, No. 88 Xinjiaozhong Road, Haizhu District, Guangzhou 510030, People's Republic of China
Item 2(a).	Name of Person Filing: (i) Maybe Cat Holding Limited; and (ii) Yuwen Chen (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:
For Maybe Cat Holding Limited
c/o Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands

For Yuwen Chen
c/o No. 30, w 9th Street, Haizhutongchuanghui, No. 88 Xinjiaozhong Road, Haizhu District, Guangzhou 510030, People's Republic of China

Item 2(c)	Citizenship: Maybe Cat Holding Limited – British Virgin Islands Yuwen Chen – People’s Republic of China
Item 2(d).

Title of Class of Securities:
Class A ordinary shares, $0.00001 par value per share, of the Issuer;

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:
985194109

This CUSIP number applies to the American depositary shares of the Issuer, each representing four Class A ordinary shares of the Issuer, par value $0.00001 per share. No CUSIP has been assigned to the ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Maybe Cat Holding Limited	110,936,198	5.7%	0.2%	110,936,198	0	110,936,198	0
Yuwen Chen	110,936,198	5.7%	0.2%	110,936,198	0	110,936,198	0

As of December 31, 2021, Yuwen Chen beneficially owns 110,936,198 Class A ordinary shares, consisting of (i) 2 Class A ordinary shares and (ii) 27,734,049 ADSs, which ADSs represent 110,936,196 Class A ordinary shares, directly held by Maybe Cat Holding Limited, a British Virgin Islands company wholly-owned by Mr. Yuwen Chen.

As of December 31, 2021, the Issuer had a total of 1,938,303,919 Class A ordinary shares and 758,869,844 Class B ordinary shares outstanding.

The percent of class for each Reporting Person is obtained by dividing (i) the total Class A ordinary shares beneficially owned by such Reporting Person as of December 31, 2021, by (ii) the total Class A ordinary shares of the Issuer outstanding as of December 31, 2021.

The percent of aggregate voting power for each Reporting Person is calculated by dividing (i) the total voting power represented by the Class A ordinary shares beneficially owned by such Reporting Person as of December 31, 2021, by (ii) the voting power represented by the total outstanding share capital of the Issuer as of December 31, 2021. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G filed on February 10, 2021 by the Reporting Persons with the Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 14, 2022

MAYBE CAT HOLDING LIMITED

By: /s/ Yuwen Chen
Name: Yuwen Chen
Title: Director

YUWEN CHEN

/s/ Yuwen Chen
Yuwen Chen